Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) APPOINTMENT OF EXECUTIVE DIRECTOR

AND CHIEF EXECUTIVE OFFICER;

(2) RESIGNATION OF EXECUTIVE DIRECTOR

AND CHIEF EXECUTIVE OFFICER;

AND

(3) CHANGE OF AUTHORIZED REPRESENTATIVE

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board hereby announces that Mr. Chen Dangyang (陳當陽先生) (“Mr. Chen”) has been appointed as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board hereby announces that Mr. Chongfeng Shen (沈崇鋒先生) (“Mr. Shen”) has resigned as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board hereby announces that Mr. Shen has ceased to be an authorized representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and Mr. Chen has been appointed as an authorized representative of the Company under the Listing Rules with effect from February 5, 2025.

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The board (the “Board”) of directors (the “Directors”, each a “Director”) of OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated entities, the “Group”) hereby announces that Mr. Chen Dangyang (陳當陽先生) (“Mr. Chen”) has been appointed as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025.

The biographical details of Mr. Chen are set out below:

Mr. Chen, aged 45, served at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property and Casualty Insurance”) from September 2021 to February 2025, during which he has undertaken the positions of director of technology center and assistant president. He was responsible for promoting digital transformation, including implementing technological regulatory requirements, building scientific and technological data capabilities and managing technical teams and talent. Ping An Property & Casualty Insurance is a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司) (“Ping An” and with its subsidiaries, “Ping An Group”). Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), and is a controlling shareholder of the Company.

Prior to joining Ping An Group, Mr. Chen served as the chief technology officer of the insurance business group of Ant Group Co., Ltd. from June 2015 to September 2021. From August 2007 to June 2015, Mr. Chen held various positions at China CITIC Bank Corporation Limited (中信銀行股份有限公司), including serving as senior research and development engineer, assistant president at the cloud computing application research and development department, deputy director and chief application architect at the chief engineer’s office.

Mr. Chen received his doctorate degree in engineering and his bachelor’s degree in engineering from Beihang University (北京航空航天大學) in July 2007 and July 2002, respectively.

Mr. Chen has entered into a service contract with the Company under which he agreed to act as an executive Director for an initial term of three years commencing from February 5, 2025, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Mr. Chen is entitled to receive a basic salary of RMB1.6 million per annum in his capacity as the chief executive officer of the Company with performance-based bonus in cash or in equity based on Company’s annual performance, which is determined with reference to (i) the corporate goals and objectives of the Board (including the goals and objectives of the Company’s compensation plans), (ii) factors such as salaries paid by comparable companies, time commitments, responsibilities and employment conditions within the Group and (iii) the Company’s policies with respect to remuneration and compensation. Mr. Chen will not receive any additional director’s fee or renumeration in respect of the performance of his duties as an executive Director.

Saved as disclosed herein and as of the date of this announcement, Mr. Chen does not (i) have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong); and (iii) hold any other directorships in any listed companies in Hong Kong or overseas in the last three years.

Save as disclosed above, the Board is not aware of any other matters in relation to the appointment of Mr. Chen as an executive Director, the chief executive officer and chairman of the Board that need to be brought to the attention of the Shareholders or any information that need to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to express its warmest welcome to Mr. Chen on his appointment.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The Board of Directors of Board hereby announces that, due to personal reasons, Mr. Chongfeng Shen (沈崇鋒先生) (“Mr. Shen”) has resigned as an executive Director, the chief executive officer and chairman of the Board with effect from February 5, 2025.

Mr. Shen has confirmed that (i) he has no disagreement with the Board; and (ii) there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to express its gratitude to Mr. Shen for his contribution to the Company during his term in office.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board further announces that Mr. Shen has ceased to be an authorized representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and Mr. Chen has been appointed as an authorized representative of the Company under the Listing Rules with effect from February 5, 2025.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, February 5, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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